SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of November 2013

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Placement of Common Stock and Preferred Stock

On November 24, 2013, DHT Holdings, Inc. (the “Company”) issued a press release announcing the private placement of approximately $110 million of its equity to institutional investors pursuant to a Stock Purchase Agreement among the Company and the investors named therein.  The equity includes 13,400,000 shares of the Company’s common stock (the “Common Stock”) and 97,579 shares of a new series of the Company’s preferred stock (the “Preferred Stock”).

The Company, RS Platou Markets, Inc., as placement agent, and an escrow agent have entered into an escrow agreement in connection with the equity issuance described above.  The closing of the private placement, including the release of proceeds from escrow, is expected on or about November 29, 2013 and is subject to customary closing conditions.

The Company intends to promptly call a special meeting of its shareholders to consider an increase in the authorized number of shares of Common Stock.  If the Company’s shareholders vote in favor of the increase, each share of Preferred Stock will mandatorily convert into 100 shares of Common Stock.  Certain of the Company’s existing shareholders and the institutional investors participating in the private placement have agreed to vote in favor of the increase.  Holders of approximately 63% of the Common Stock to be outstanding as of the expected record date for the special meeting have agreed to vote in favor of the increase.

An affiliate of Anchorage Capital, L.L.C. (the “Anchorage Investor”) currently holds approximately 32% of the outstanding Common Stock.  Following the closing of the private placement, the Company anticipates that the Anchorage Investor will hold approximately 13% of the Common Stock, assuming the Preferred Stock is converted into Common Stock following the special meeting described above.  In connection with the private placement, the Company and Anchorage entered into an amendment of the Investor Rights Agreement between the Company and the Anchorage Investor.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached hereto as Exhibit 10.1 is the Stock Purchase Agreement among the Company and the investors named therein, and it is incorporated herein by reference.

Attached hereto as Exhibit 10.2 is Amendment No. 1 to Investor Rights Agreement between the Company and the Anchorage Investor, and it is incorporated herein by reference.

Attached hereto as Exhibit 10.3 is the Escrow Agreement among the Company, RS Platou Markets, Inc. and the escrow agent named therein, and it is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

10.1	Stock Purchase Agreement dated November 24, 2013, among DHT Holdings, Inc. and the Investors named therein
10.2	Amendment No. 1 to Investor Rights Agreement dated November 24, 2013, between DHT Holdings, Inc. and Anchorage Illiquid Opportunities Offshore Master III, L.P.
10.3	Escrow Agreement dated November 24, 2013, among DNB Bank ASA, New York Branch, DHT Holdings, Inc. and RS Platou Markets, Inc.
99.1	Press Release dated November 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: November 25, 2013	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer